================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                        (Amendment No. 1 to Schedule 13G)

                          Speedcom Wireless Corporation
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    847703204
                                    ---------
                                 (CUSIP Number)

                                  Steven Derby
                            SDS Capital Partners, LLC
                           53 Forest Avenue, 2nd Floor
                             Old Greenwich, CT 06870
                                 (203) 967-5880

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 22, 2003
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ X ]

================================================================================

CUSIP No. 847703204                     13D                   Page 2 of 12 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Merchant Fund, LP
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions): OO


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Delaware


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             6,424,063
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        6,424,063
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        6,424,063
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        32.0%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------


                               Page 2 of 12 Pages

CUSIP No. 847703204                     13D                   Page 3 of 12 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Capital Partners, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: (See Instructions)


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             Delaware


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           6,424,063
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      6,424,063

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        6,424,063
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        32.0%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------


                               Page 3 of 12 Pages

CUSIP No. 847703204                     13D                   Page 4 of 12 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mr. Steven Derby
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: (See Instructions)


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             United States


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           6,424,063
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      6,424,063

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        6,424,063
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        32.0%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------


                               Page 4 of 12 Pages

CUSIP No. 847703204                     13D                   Page 5 of 12 Pages

--------------------------------------------------------------------------------
                                  Introduction
                                  ------------

         This Amendment No. 1 to Schedule 13G on Schedule 13D is being filed pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, by SDS Merchant Fund, LP, a Delaware limited partnership (the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $.001 per share ("Common Stock"), of Speedcom Wireless Corporation, a Delaware corporation ("Speedcom"). The Reporting Person filed an initial
Schedule 13G on January 22, 2003.

Item 1.  Security and Issuer

         This statement relates to the Common Stock of Speedcom Wireless Corporation. Speedcom's executive offices are located at 7020 Professional Parkway East, Sarasota, FL 34240.

Item 2.  Identity and Background

         This statement is filed by SDS Merchant Fund, LP, a Delaware limited partnership. SDS Capital Partners, LLC, a Delaware limited liability company, is the general partner (the "General Partner") of the Reporting Person. Mr. Steven Derby, a United States citizen ("Mr. Derby"), is the sole managing member of the General Partner. SDS is principally engaged in making investments. The address of the principal business office of SDS is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of the General Partner is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of Mr. Derby is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870.

                  (a)      Not applicable.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  (d) During the last five years, neither the Reporting Person, the General Partner, Mr. Derby nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither the Reporting Person, the General Partner, Mr. Derby nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

                  (f)      Not applicable.

                               Page 5 of 12 Pages

CUSIP No. 847703204                     13D                   Page 6 of 12 Pages

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person purchased 25,000 shares of Common Stock in the open market on August 27, 2002 at $.09 per share and paid the purchase price for such shares out of working capital of the Reporting Person. The Reporting Person acquired 570,000 shares of Common Stock in September 2002 pursuant to a cashless exercise of a warrant held by the Reporting Person and surrendered 71,250 shares issuable upon exercise of the warrant in connection therewith. The Reporting Person acquired 227,705 shares of Common Stock on December 26, 2002 pursuant to a cashless exercise of a warrant held by the Reporting Person and surrendered 75,901 shares issuable upon exercise of the warrant in connection therewith. Pursuant to a letter agreement dated October 22, 2003 between Speedcom and the Reporting Person (the "Letter Agreement"), the Reporting Person acquired 5,601,358 shares of Common Stock as satisfaction and repayment in full for certain promissory notes issued by Speedcom to the Reporting Person.

Item 4.  Purpose of Transaction

         The purpose of the acquisitions by the Reporting Person was to purchase and acquire securities of Speedcom for investment purposes.

         The Reporting Person purchased 25,000 shares of Common Stock in the open market on August 27, 2002 at $.09 per share.

         The Reporting Person acquired 570,000 shares of Common Stock in September 2002 pursuant to a cashless exercise of a warrant held by the Reporting Person and surrendered 71,250 shares issuable upon exercise of the warrant in connection therewith.

         On December 26, 2002, the Reporting Person acquired 227,705 shares of Common Stock pursuant to a cashless exercise of a warrant held by the Reporting Person and surrendered 75,901 shares issuable upon exercise of the warrant in connection therewith.

         On October 22, 2003, the Reporting Person acquired 5,601,358 shares of Common Stock pursuant to the Letter Agreement. The shares of Common Stock were acquired in satisfaction and as repayment in full for certain promissory notes issued by Speedcom to the Reporting Person which were then outstanding. The date of issuance and the amount of outstanding principal and accrued interest on each promissory note issued by Speedcom to the Reporting Person as of the date of the Letter Agreement is as follows: (i) note issued on June 10, 2002 in the principal amount of $60,000 which accrued interest as of the date of the Letter Agreement of $12,500; (ii) note issued on June 11, 2002 in the principal amount of $60,000 which accrued interest as of the date of the Letter Agreement of $12,475; (iii) note issued on June 12, 2002 in the principal amount of $325,000 which accrued interest as of the date of the Letter Agreement of $67,438; (iv) note issued on April 14, 2003 in the principal amount of $100,000 which accrued interest as of the date of the Letter Agreement of $8,000; and (v)
note issued on May 8, 2003 in the principal amount of $25,000 which accrued interest as of the date of the Letter Agreement of $1,750. The aggregate outstanding principal amount of such promissory notes was $570,000 with accrued interest thereon of $102,163. Pursuant to the Letter Agreement, the Reporting Person exchanged these notes for 5,601,358 shares of Common Stock.

         Except as disclosed herein, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Speedcom or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Speedcom or any of its subsidiaries; (iii) any change in the present board of directors or management of Speedcom, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(iv) any material change in the present capitalization or dividend policy of Speedcom; (v) any other material change in Speedcom's business or corporate structure, (vi) any changes in Speedcom's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition

                               Page 6 of 12 Pages

CUSIP No. 847703204                     13D                   Page 7 of 12 Pages

--------------------------------------------------------------------------------

of control of Speedcom by any person; (vii) causing a class of securities of Speedcom to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of Speedcom to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

1. The Reporting Person.

                  (a)      Amount beneficially owned: 6,424,063 shares of Common
                           Stock.

                  (b)      Percent of Class:32.0%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote:
                                    6,424,063

                           (ii)     shared power to vote or direct the vote: 0

                           (iii)    sole power to dispose or direct the
                                    disposition of: 6,424,063

                           (iv) shared power to dispose or direct the disposition of: 0

2. The General Partner - same as Mr. Derby, see below.

3. Mr. Derby.

                  (a)      Amount beneficially owned: 6,424,063 shares of Common
                           Stock.

                  (b)      Percent of Class:32.0%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote: 0

                           (ii)     shared power to vote or direct the vote:
                                    6,424,063

                           (iii)    sole power to dispose or direct the
                                    disposition of: 0

                           (iv) shared power to dispose or direct the disposition of: 6,424,063

         The Reporting Person acquired 5,601,358 shares of Common Stock on October 22, 2003 at a price of $.12 per share pursuant to the Letter Agreement as satisfaction and repayment in full for certain promissory notes issued by Speedcom to the Reporting Person.


                               Page 7 of 12 Pages

CUSIP No. 847703204                     13D                   Page 8 of 12 Pages

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibits herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by Speedcom, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 1  Joint Filing Agreement.

Exhibit 2 Letter Agreement dated as of October 22, 2003 between Speedcom Wireless Corporation and SDS Merchant Fund, LP.


                               Page 8 of 12 Pages

CUSIP No. 847703204                     13D                   Page 9 of 12 Pages

--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2003

                                           SDS MERCHANT FUND, LP
                                           By:  SDS Capital Partners, LLC,
                                                 its General Partner


                                           By: /s/ Steven Derby
                                               -------------------------------
                                               Name:  Steven Derby
                                               Title: Managing Member


                                           SDS CAPITAL PARTNERS, LLC


                                           By: /s/ Steven Derby
                                               -------------------------------
                                               Name:  Steven Derby
                                               Title: Managing Member


                                               /s/ Steven Derby
                                           -----------------------------------
                                                       Steven Derby


                               Page 9 of 12 Pages

CUSIP No. 847703204                     13D                  Page 10 of 12 Pages

--------------------------------------------------------------------------------

                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to this Amendment No. 1 to Schedule 13G on
Schedule 13D being filed by SDS Merchant Fund, LP, SDS Capital Partners, LLC and Mr. Steven Derby in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that this Amendment No. 1 to Schedule 13G on Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies and individual, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated: October 31, 2003

                                           SDS MERCHANT FUND, LP
                                           By:  SDS Capital Partners, LLC,
                                                 its General Partner


                                           By: /s/ Steven Derby
                                               -------------------------------
                                               Name:  Steven Derby
                                               Title: Managing Member


                                           SDS CAPITAL PARTNERS, LLC


                                           By: /s/ Steven Derby
                                               -------------------------------
                                               Name:  Steven Derby
                                               Title: Managing Member


                                               /s/ Steven Derby
                                           -----------------------------------
                                                       Steven Derby

                               Page 10 of 12 Pages

CUSIP No. 847703204                     13D                  Page 11 of 12 Pages

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                                    EXHIBIT 2
                                LETTER AGREEMENT

October 22, 2003

SDS Merchant Fund, LP
Attn:  Steve Derby
1 Sound Shore Drive, 2nd Floor
Greenwich, CT  06830


         Re: Conversion of SDS Merchant Fund, LP Promissory Notes into SPEEDCOM Common Stock
                  ---------------------------------------------------------


Dear Mr. Derby:

This letter shall contain our entire agreement with respect to the subject matter below described:

SPEEDCOM issues 5,601,358 soon to be registered, common shares at $.12 per share to SDS Merchant Fund, LP as full payment for promissory notes totaling $570,000 and total accrued interest of $102,163.

The share certificate will be issued with tomorrow's date, October 23, 2003, and display a Rule 144 restrictive legend.

The certificate will be sent to the address below:

-------------------------------------------------------------------------
NAME                      SHARES         ADDRESS INFO
-------------------------------------------------------------------------
SDS Merchant Fund, L.P.   5,601,358      SDS Merchant Fund, LP
                                         Attn: Steve Derby
                                         1 Sound Shore Drive, 2nd Floor
                                         Greenwich, CT 06830
-------------------------------------------------------------------------

If you agree and accept the foregoing, please sign and date below.

Very truly yours,

SPEEDCOM WIRELESS CORPORATION

By: /s/ Mark Schaftlein
    -------------------------
    Mark Schaftlein, CFO



AGREED AND ACCEPTED

    /s/ Steve Derby
-----------------------------
SDS Merchant Fund, LP
Steve Derby


                               Page 11 of 12 Pages

CUSIP No. 847703204                     13D                  Page 12 of 12 Pages

--------------------------------------------------------------------------------


                                Schedule of Loans
                                -----------------

----------------------------------------------------------------------------------------------------------------------
                                                                                            Total
                Loan          Principle    Accrued Interest               Days             Accrued              Total
                Date             Amount             Per Day        Outstanding            Interest         Conversion
----------------------------------------------------------------------------------------------------------------------
           8/10/2002             60,000                  25                500              12,500             72,500
----------------------------------------------------------------------------------------------------------------------
           8/11/2002             60,000                  25                499              12,475             72,475
----------------------------------------------------------------------------------------------------------------------
           8/12/2002            325,000                 135                498              67,438            392,438
----------------------------------------------------------------------------------------------------------------------
           4/14/2003            100,000                  42                192               8,000            108,000
----------------------------------------------------------------------------------------------------------------------
            5/8/2003             25,000                  10                168               1,750             26,750
----------------------------------------------------------------------------------------------------------------------

                                570,000                                                    102,163            672,163
----------------------------------------------------------------------------------------------------------------------
                                                                                                              672,163
----------------------------------------------------------------------------------------------------------------------
Shares converted to at $0.12                                                                                5,601,358
----------------------------------------------------------------------------------------------------------------------


                               Page 12 of 12 Pages